Exhibit 99.2

Notification pursuant to Section 4-2 of the Securities Trading Act
26.10.2011

We wish to inform you with regards to Section 4-2 of the Securities Trading Act, that Taube Hodson Stonex Partners LLP has today sold 156,240 shares on behalf of our clients, in Archer Limited, (156,240 shares at NOK 23.38 per share). As a result our percentage holding now no longer exceeds the 5% disclosure threshold. The total number of shares controlled by Taube Hodson Stonex Partners LLP as a result of this trade is 18,249,915 which represents 4.98% of issued share capital (based on current shares in issue of 366,169,000).

Additional information:
Please note that Taube Hodson Stonex Partners LLP ("THS") is a discretionary fund manager in the United Kingdom and is authorized and regulated by the Financial Services Authority in its investment business. THS does not invest on its own behalf but invests on behalf of its clients (that are large institutional funds i.e. Pension Funds, Unit Trusts) and controls the shares on the client's behalf. Therefore please understand that THS is not the legal owner of these shares, and is making this disclosure as the discretionary fund manager with control of the voting rights of the shares.